UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to

Rule 13d-2(a)

(Amendment No.         )1

Zhone Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98950P108

(CUSIP Number)

KKR–ZT, L.L.C.

c/o Kohlberg Kravis Roberts & Co.

9 West 57th Street

New York, New York 10019

(212) 750-8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

(Continued on the following pages)

Page 1 of 10 Pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No. 98950P108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KKR-ZT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,959,375 Shares 8 SHARED VOTING POWER -0- Shares 9 SOLE DISPOSITIVE POWER 8,959,375 Shares 10 SHARED DISPOSITIVE POWER -0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,959,375 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (1)

14	TYPE OF REPORTING PERSON* OO

(1)	See Item 5 below.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 98950P108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KKR 1996 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,959,375 Shares 8 SHARED VOTING POWER -0- Shares 9 SOLE DISPOSITIVE POWER 8,959,375 Shares 10 SHARED DISPOSITIVE POWER -0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,959,375 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (1)

14	TYPE OF REPORTING PERSON* PN

(1)	See Item 5 below.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 98950P108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KKR Associates 1996, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,959,375 Shares 8 SHARED VOTING POWER -0- Shares 9 SOLE DISPOSITIVE POWER 8,959,375 Shares 10 SHARED DISPOSITIVE POWER -0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,959,375 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (1)

14	TYPE OF REPORTING PERSON* PN

(1)	See Item 5 below.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 98950P108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KKR 1996 GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,959,375 Shares 8 SHARED VOTING POWER -0- Shares 9 SOLE DISPOSITIVE POWER 8,959,375 Shares 10 SHARED DISPOSITIVE POWER -0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,959,375 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (1)

14	TYPE OF REPORTING PERSON* OO

(1)	See Item 5 below.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Zhone Common Stock”), of Zhone Technologies, Inc., a Delaware corporation formerly known as Tellium, Inc. (“Zhone”). The principal executive offices of Zhone are located at 7001 Oakport Street, Oakland, California 94621.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by (1) KKR–ZT, L.L.C., a Delaware limited liability company (“KKR–ZT”), (2) KKR 1996 Fund L.P., a Delaware limited partnership (“KKR Fund”), (3) KKR Associates 1996, L.P., a Delaware limited partnership (“KKR Associates”) and (4) KKR 1996 GP LLC, a Delaware limited liability company (“KKR GP”) (collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

KKR Fund is the senior member of KKR–ZT. KKR Associates is the sole general partner of KKR Fund. KKR GP is the sole general partner of KKR Associates. The principal business of KKR–ZT is investing, directly or indirectly, in securities of Zhone. The principal business of each of KKR Fund, KKR Associates and KKR GP is investing, directly or indirectly through partnerships or other entities, in Zhone and other issuers. The address of the principal business and office of each of the Reporting Persons is 9 West 57th Street, New York, New York 10019.

Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR GP. The other members of KKR GP are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart, Edward A. Gilhuly, Todd Fisher, Johannes Huth, Alexander Navab and Neil Richardson. Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Stuart, Gilhuly, Fisher and Navab are each United States citizens, Mr. Huth is a German citizen and Mr. Richardson is an English citizen, and the present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and Sterling Square, 7 Carlton Garden, London SW1Y5AD. The business address of each of Messrs. Kravis, Raether, Golkin, Stuart and Navab is 9 West 57th Street, New York, New York 10019; the business address of each of Messrs. Roberts, Michelson and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; the business address of each of Messrs. Gilhuly, Fisher, Huth and Richardson is Sterling Square, 7 Carlton Garden, London SW1Y5AD. Mr. Adam Clammer is an executive of KKR and is a United States citizen. His business address is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 13, 2003, Zhone completed a merger with ZTI Merger Subsidiary III, Inc., a Delaware corporation formerly known as Zhone Technologies, Inc. (“ZTI”). The stock-for-stock merger was completed pursuant to an Agreement and Plan of Merger, dated July 27, 2003 (the “Merger Agreement”), among Zhone, Zebra Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Zhone (“Merger Sub”), and ZTI, providing for the merger of Merger Sub with and into ZTI (the “Merger”). Upon completion of the Merger, ZTI became a wholly owned subsidiary of Zhone, and the combined company issued an aggregate of approximately 46.4 million shares of Zhone Common Stock to the stockholders of ZTI and assumed ZTI’s outstanding options and warrants. Pursuant to the Merger Agreement, each outstanding share of ZTI common stock, par value $0.001 per share (the “ZTI Common Stock”), was exchanged for 0.47 of a share of Zhone Common Stock (after giving effect to Zhone’s one-for-four reverse stock split effected in connection with the Merger).

In connection with the Merger, KKR–ZT acquired 8,959,375 shares of Zhone Common Stock in exchange for 19,062,500 shares of ZTI Common Stock beneficially owned by it as of the effective date of the Merger. In addition, each of Mr. Greene and Mr. Clammer acquired options to purchase 1,175 shares of Zhone Common Stock in exchange for options to purchase 2,500 shares of ZTI Common Stock held by him as of the effective date of the Merger. On the effective date of the Merger, there was no market for the ZTI Common Stock, and the closing price of the Zhone Common Stock was $1.69 per share (as reported on the Nasdaq SmallCap Market, prior to giving effect to Zhone’s one-for-four reverse stock split effected in connection with the Merger).

Item 4.	Purpose of Transaction.

See Item 3 which is incorporated by reference herein.

The Reporting Persons acquired the shares of Zhone Common Stock reported hereby pursuant to the Merger for investment purposes. The Reporting Persons intend to review continuously their equity position in Zhone and, depending upon price and availability, subsequent developments affecting Zhone, Zhone’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may decide to increase, decrease or maintain the size of their investment in Zhone.

Pursuant to a Letter Agreement between KKR–ZT and Zhone, Mr. Clammer and Mr. Greene have been designated by KKR–ZT to serve on Zhone’s board of directors. See Item 6 for a description of the Letter Agreement.

Except as described herein and in Item 6 below, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of Zhone and, depending upon one or more of the factors referred to above, may in the future determine to take one or more of such actions.

Item 5.	Interest in Securities of the Issuer.

KKR–ZT holds of record an aggregate of 8,959,375 shares of Zhone Common Stock. These shares represent approximately 11.8% of the outstanding shares of Zhone Common Stock, based on an aggregate of approximately 75.6 million shares of Zhone Common Stock outstanding, which is comprised of (1) 116,901,954 shares of Zhone Common Stock outstanding as of September 30, 2003 (prior to giving effect to Zhone’s one-for-four reverse stock split effected in connection with the Merger, which after the reverse stock split would be approximately 29,225,488 shares of Zhone Common Stock), as reported in Zhone’s Quarterly Report on Form 10-Q (File No. 000-32743) filed with the Securities and Exchange Commission (“SEC”) on November 13, 2003, plus (2) approximately 46.4 million shares of Zhone Common Stock issued in connection with the Merger (after giving effect to Zhone’s one-for-four reverse stock split effected in connection with the Merger), as reported in Zhone’s Current Report on Form 8-K (File No. 000-32743) filed with the SEC on November 17, 2003. As the senior member of KKR–ZT, KKR Fund may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR–ZT. As the sole general partner of KKR Fund, KKR Associates may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR–ZT. As the sole general partner of KKR Associates, KKR GP also may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR–ZT. KKR GP, acting through each of KKR Associates, KKR Fund and KKR–ZT, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the 8,959,375 shares of Zhone Common Stock reported hereby.

In addition, each of Mr. Greene and Mr. Clammer holds options to purchase 1,175 shares of Zhone Common Stock, which represent less than 1% of the outstanding shares of Zhone Common Stock. The options are immediately exercisable. As of the effective date of the Merger, options to purchase 1,101 of the 1,175 underlying shares were vested, and options to purchase the remaining underlying shares vest 1/48 per month for each month of continuous service to Zhone.

Each of Messrs. Kravis and Roberts, as managing members of KKR GP, and each of Messrs. Fisher, Gilhuly, Golkin, Greene, Huth, Michelson, Navab, Raether, Richardson and Stuart, as the other members of KKR GP, may be deemed to share beneficial ownership of any shares of Zhone Common Stock that KKR GP may beneficially own or be deemed to beneficially own, but disclaims beneficial ownership of these securities. Mr. Clammer is a limited partner of KKR Associates and disclaims beneficial ownership of any shares of Zhone Common Stock that KKR Associates may beneficially own or be deemed to beneficially own. Except with respect to stock options described above, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any individual named in Item 2 above is the beneficial owner of the any shares of Zhone Common Stock reported hereby for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

Except as described in Item 3, there have not been any transactions in the shares of Zhone Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

Except as described in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zhone Common Stock owned by KKR–ZT.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger, KKR–ZT entered into a Voting Agreement dated July 27, 2003 (the “Voting Agreement”) with Zhone and Merger Sub. Under the Voting Agreement, KKR–ZT agreed to vote in favor of the adoption of the Merger Agreement and, for a period of 180 days following the Merger, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including by the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any Zhone Common Stock received in the Merger, or publicly announce an intention to effect any such transaction. The foregoing restrictions do not apply to (1) transfers of Zhone Common Stock as bona fide gifts, (2) distributions of Zhone Common Stock to partners, members, stockholders, subsidiaries, affiliates, affiliated partnerships or other affiliated entities, (3) transfers of Zhone Common Stock by will or intestacy, and (4) transfers of Zhone Common Stock to immediate family or certain trusts, provided that in the case of any such transfer or distribution, each donee or distributee executes and delivers to Zhone a valid and binding counterpart to the voting agreement.

KKR–ZT also entered into a Second Restated Rights Agreement dated November 13, 2003 (the “Rights Agreement”) with Zhone and certain stockholders of Zhone. Under the Rights Agreement, at any time after six months following the Merger, the stockholders have the right to demand that Zhone register the sale of all or a portion of their shares of Zhone Common Stock. Zhone is obligated to effect a maximum of two registrations in response to these demand registration rights. If Zhone is eligible to file a registration statement on Form S-3, the stockholders have the right to demand, no more than two times in any 12-month period, that Zhone register the sale of all or a portion of their shares on Form S-3. In addition, the stockholders have piggyback registration rights if Zhone registers any securities for public sale, provided that, in an underwritten offering, the underwriters will have the right, subject to specified conditions, to limit the number of shares to be included in the registration statement. In general, Zhone will pay all expenses relating to any demand or piggyback registration. The registration rights will expire seven years after the closing date of the Merger, or earlier for a particular stockholder, if that holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act of 1933, as amended.

In addition, KKR–ZT and Zhone entered into a Letter Agreement dated November 13, 2003 (the “Letter Agreement”), under which Zhone will nominate two designees of KKR–ZT for election to Zhone’s board of directors at any annual or special meeting or in any other action taken for the purpose of electing directors to Zhone’s board of directors, so long as KKR–ZT and its affiliates own at least 50% of the shares of Zhone Common Stock issued to KKR–ZT in the Merger, and one designee of KKR–ZT, so long as KKR–ZT and its affiliates own at least 25% but less than 50% of the shares of Zhone Common Stock issued to KKR–ZT in the Merger. The initial designees of KKR–ZT are Messrs. Clammer and Greene. The Letter Agreement also provides that Zhone will not increase the size of its board of directors beyond nine without the consent of KKR–ZT and that Zhone will appoint at least one of KKR–ZT’s designees to its nominating and corporate governance committee, subject to such designee satisfying the independence and other requirements under applicable laws, rules and regulations. The Letter Agreement expires upon KKR–ZT and its affiliates owning less than 25% of the shares of Zhone Common Stock issued to KKR–ZT in the Merger, or earlier upon a liquidation, bankruptcy or change in control of Zhone.

Except for the agreements listed in Item 7 and stock options described in Item 5, which are incorporated by reference herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of them and any other person with respect to any securities of Zhone, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Exhibits.

Exhibit 1		Joint Filing Agreement dated November 24, 2003.

Exhibit 2	*	Voting Agreement dated July 27, 2003 among Zhone, Merger Sub and certain stockholders of ZTI.

Exhibit 3		Second Restated Rights Agreement dated November 13, 2003 among Zhone and certain stockholders of Zhone.

Exhibit 4		Letter Agreement dated November 13, 2003 between Zhone and KKR–ZT.

Exhibit 5		Power of Attorney dated September 20, 1999.

*	Incorporated by referenced to Zhone’s Registration Statement on Form S-4 (File No. 333-108019), as amended, filed with the SEC on August 15, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2003	KKR–ZT, L.L.C. By: KKR 1996 FUND L.P., senior member By: KKR ASSOCIATES 1996, L.P., general partner By: KKR 1996 GP LLC, general partner

/s/ WILLIAM J. JANETSCHEK

	Name:	William J. Janetschek
	Title:	Attorney-in-fact for James H. Greene, Jr.

KKR 1996 FUND L.P. By: KKR ASSOCIATES 1996, L.P., general partner By: KKR 1996 GP LLC, general partner

/s/ WILLIAM J. JANETSCHEK

Name:	William J. Janetschek
Title:	Attorney-in-fact for James H. Greene, Jr.

KKR ASSOCIATES 1996, L.P. By: KKR 1996 GP LLC, general partner

/s/ WILLIAM J. JANETSCHEK

Name:	William J. Janetschek
Title:	Attorney-in-fact for James H. Greene, Jr.

KKR 1996 GP LLC

/s/ WILLIAM J. JANETSCHEK

Name:	William J. Janetschek
Title:	Attorney-in-fact for James H. Greene, Jr.

EXHIBIT INDEX

Exhibit 1		Joint Filing Agreement dated November 24, 2003.

Exhibit 2	*	Voting Agreement dated July 27, 2003 among Zhone, Merger Sub and certain stockholders of ZTI.

Exhibit 3		Second Restated Rights Agreement dated November 13, 2003 among Zhone and certain stockholders of Zhone.

Exhibit 4		Letter Agreement dated November 13, 2003 between Zhone and KKR–ZT.

Exhibit 5		Power of Attorney dated September 20, 1999.

*	Incorporated by referenced to Zhone’s Registration Statement on Form S-4 (File No. 333-108019), as amended, filed with the SEC on August 15, 2003.